FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 5, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations Third quarter, year ending March 2024 (US GAAP) Nomura Holdings, Inc. January 2024 Nomura

Outline Presentation Financial Supplement Executive summary (p. 2-3) Consolidated balance sheet (p. 17) Overview of results (p. 4) Value at risk (p. 18) Business segment results (p. 5) Consolidated financial highlights (p. 19) Retail (p. 6-8) Consolidated income (p. 20) Investment Management (p. 9-10) Main revenue items (p. 21) Wholesale (p. 11-13) Consolidated results: Income (loss) before income taxes by segment and region (p. 22) Non-interest expenses (p. 14) Segment Other (p. 23) Robust financial position (p. 15) Retail related data (p. 24-27) Investment Management related data (p. 28-29) Wholesale related data (p. 30) Number of employees (p. 31)

Executive summary (1/2)

NOMURA

FY2023/24 3Q highlights

- **Net revenue: Y400.2bn (+9% QoQ); Income before income taxes: Y78.7bn (+39% QoQ); Net income[1]: Y50.5bn (+43% QoQ); EPS[2]: Y16.10; ROE[3]: 6.2%**
  - Three segment income before income taxes grew with groupwide performance rebounding after bottoming out in FY2022/23 4Q
  - All international regions profitable
- **Three segment income before income taxes of Y70.5bn (+16% QoQ) driven by strong performance in Retail and rebound in Wholesale**
  - Retail: Income before income taxes at highest level in eight years
    - ✓ Equity-related flow revenues increased as we benefited from realignment of our Partners to better meet the needs of clients, robust market conditions and contributions from primary transactions
    - ✓ Recurring revenue cost coverage ratio remains high at 55%
  - Investment Management: Asset management business performance remains solid
    - ✓ Net inflows and market conditions combined to lift AuM to record high of Y78.5trn
    - ✓ Investment gain/loss contributed to performance but declined QoQ
  - Wholesale: Performance rebounded after bottoming out in FY2022/23 4Q
    - ✓ In Global Markets, Equities revenues declined QoQ, while Fixed Income reported revenue growth across all main products
    - ✓ Investment Banking revenues at quarterly high since FY2016/17 when comparisons possible

Shareholder returns

Launched share buyback program to raise capital efficiency and ensure a flexible capital management policy and to deliver as stock-based compensation
- Total shares: Upper limit of 125 million shares
- Total value: Upper limit of Y100bn
- Period: From February 16 to September 30, 2024

Income (loss) before income taxes and net income[1]



Groupwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
11.7
1.7
31.5
16.8
83.6
66.9
22.7
7.4
46.3
23.3
56.7
35.2
78.7
50.5
FY2022/23
FY2023/24
1Q
2Q
3Q
4Q
1Q
2Q
3Q



Three segment income (loss) before income taxes
Wholesale
Investment Management
Retail
18.5
31.2
44.7
11.9
28.7
60.5
70.5
FY2022/23
FY2023/24
1Q
2Q
3Q
4Q
1Q
2Q
3Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

2

NOMURA

Executive summary (2/2)

FY2023/24 1Q – 3Q highlights

- **Income before income taxes: Y181.8bn (+43% YoY); Net income[1]: Y109.1bn (+28% YoY); EPS[2]: Y34.69; ROE[3]: 4.5%**
- Three segment income before income taxes of Y159.7bn (+69% YoY) driven by **strong performance in Retail and Investment Management**
  - **Retail income before income taxes up significantly:** Flow revenue and recurring revenue both grew substantially as we benefited from the realignment of our Partners last spring to better meet the needs of our clients and from tailwinds of strong market environment
  - **Investment Management income before income taxes improved:** Asset management business was robust with net inflows lifting AuM to record high, while investment gain/loss improved
  - **Wholesale income before income taxes declined:** Japan Equities and Japan and international Investment Banking posted stronger revenues, but international Fixed Income (in particular, Rates and FX/EM) was challenged during the first half of the year due to uncertain market environment
- Segment Other income before income taxes declined compared to the same period last year which included gains from the partial sale of equity stakes in affiliates[4]

	FY2023/24 1Q-3Q	FY2022/23 1Q-3Q	YoY
Net revenue	Y1,116.9bn	Y1,010.6bn	11%
Income (loss) before income taxes	Y181.8bn	Y126.8bn	43%
Net income (loss)[1]	Y109.1bn	Y85.4bn	28%
EPS[2]	Y34.69	Y27.44	26%
ROE[3]	4.5%	3.8%	

Income (loss) before income taxes: Business segment results	FY2023/24 1Q-3Q	FY2022/23 1Q-3Q	YoY
Retail	Y83.9bn	Y23.7bn	3.5x
Investment Management	Y42.4bn	Y27.1bn	56%
Wholesale	Y33.3bn	Y43.6bn	-24%
Three segment total	Y159.7bn	Y94.4bn	69%
Other	Y36.6bn	Y57.7bn	-37%
Unrealized gain (loss) on investments in equity securities held for operating purposes	-Y14.6bn	-Y25.4bn	-
Income (loss) before income taxes	Y181.8bn	Y126.8bn	43%

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 4. Gain on partial sale of stake in the affiliate company, Nomura Research Institute (Y28bn)

3

Overview of results Highlights (billions of yen, excluding EPS and ROE) FY2022/23 FY2023/24 FY22/23 FY23/24 3Q 4Q 1Q 2Q 3Q QoQ YoY 1Q-3Q 1Q-3Q YoY Net revenue 393.7 324.9 348.9 367.8 400.2 9% 2% 1,010.6 1,116.9 11% Non-interest expenses 310.1 302.2 302.6 311.0 321.5 3% 4% 883.9 935.1 6% Income (loss) before income taxes 83.6 22.7 46.3 56.7 78.7 39% -6% 126.8 181.8 43% Net income (loss)1 66.9 7.4 23.3 35.2 50.5 43% -24% 85.4 109.1 28% EPS2 Y21.51 Y2.34 Y7.40 Y11.21 Y16.10 44% -25% Y27.44 Y34.69 26% ROE3 8.5% 0.9% 2.9% 4.3% 6.2% 3.8% 4.5% Net income (loss) attributable to Nomura Holdings shareholders. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.4

Business segment results

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)		FY2022/23 3Q	FY2022/23 4Q	FY2023/24 1Q	FY2023/24 2Q	FY2023/24 3Q	QoQ	YoY	FY22/23 1Q-3Q	FY23/24 1Q-3Q	YoY
Net revenue	Retail	81.0	75.3	92.1	98.9	102.6	4%	27%	224.9	293.6	31%
	Investment Management	57.0	37.8	26.5	45.1	38.9	-14%	-32%	90.7	110.6	22%
	Wholesale	189.1	178.8	190.9	204.1	217.0	6%	15%	593.5	611.9	3%
	Subtotal	327.0	292.0	309.4	348.1	358.6	3%	10%	909.1	1,016.1	12%
	Other*	87.3	37.9	43.8	17.0	54.6	3.2x	-37%	126.9	115.3	-9%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	-20.7	-4.9	-4.3	2.7	-13.0	-	-	-25.4	-14.6	-
	Net revenue	393.7	324.9	348.9	367.8	400.2	9%	2%	1,010.6	1,116.9	11%
Income (loss) before income taxes	Retail	13.3	9.8	22.9	29.0	31.9	10%	141%	23.7	83.9	3.5x
	Investment Management	33.3	16.4	3.6	23.2	15.6	-33%	-53%	27.1	42.4	56%
	Wholesale	-1.9	-14.2	2.1	8.3	23.0	178%	-	43.6	33.3	-24%
	Subtotal	44.7	11.9	28.7	60.5	70.5	16%	58%	94.4	159.7	69%
	Other*	59.5	15.7	21.9	-6.5	21.2	-	-64%	57.7	36.6	-37%
	Unrealized gain (loss) on investments in equity securities held for operating purposes	-20.7	-4.9	-4.3	2.7	-13.0	-	-	-25.4	-14.6	-
	Income (loss) before income taxes	83.6	22.7	46.3	56.7	78.7	39%	-6%	126.8	181.8	43%

*Additional information on "Other" (3Q)

- Gain related to economic hedging (Y7.6bn)
- Loss on changes to own and counterparty credit spreads related to Derivatives (Y0.1bn)

5

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2022/23		FY2023/24			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	81.0	75.3	92.1	98.9	**102.6**	4%	27%
Non-interest expenses	67.8	65.5	69.1	69.9	**70.7**	1%	4%
Income before income taxes	13.3	9.8	22.9	29.0	**31.9**	10%	141%

Breakdown of net revenue

(billions of yen)



100.0
80.0
60.0
40.0
20.0
0.0
Flow revenue, etc.
Recurring revenue

	FY2022/23		FY2023/24			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Recurring revenue[1]	34.0	33.5	34.2	38.9	**38.6**	-1%	14%
Flow revenue, etc.[2]	47.1	41.8	57.8	60.1	**64.0**	7%	36%
Net revenue	81.0	75.3	92.1	98.9	**102.6**	4%	27%

Key points

- Net revenue: Y102.6bn (+4% QoQ; +27% YoY)
- Income before income taxes: Y31.9bn (+10% QoQ; +141% YoY)

- Momentum continued from last quarter with income before income taxes at an eight-year high
  - Seeing benefits of reallocating our Partners to better meet the needs of our clients; Flow revenues from stocks increased due to market rally and contributions from primary transactions
  - Recurring revenue remained strong in line with record high last quarter
  - Rigorous cost control as revenues expand

<u>Recurring revenue</u>
- Recurring revenue remained high in line with last quarter; Net inflows of recurring revenue assets helped lift recurring revenue assets to record high of Y21trn

<u>Flow revenue, etc.</u>
- Flow revenue increased 7% QoQ driven by primary transactions and insurance sales
- Flow business client numbers up 15% from the same period last year through new client onboarding and dialog with clients around primary transactions

	FY2023/24 2Q	FY2023/24 3Q
Growth of client assets		
- Investment trust net inflows[3]	+Y71.9bn	+Y15.6bn
- Discretionary investment net inflows[3]	+Y25.2bn	+Y4.9bn
- Net inflows of cash and securities[4]	+Y356.9bn	+Y1,220.2bn
- Recurring revenue cost coverage ratio[5]	56%	55%

1. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Revised figures from before FY2022/23 4Q.*
2. *Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans.* 3. *Retail channels and Japan Wealth Management Group.*
4. *Cash and securities inflows minus outflows, excluding regional financial institutions.* 5. *Recurring revenue divided by non-interest expenses.*

6

NOMURA

Retail: Total sales remained

Total sales[1]



Discretionary investment trusts, Insurance products
Investment trusts
Bonds
Stocks
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0

(billions of yen)

	FY2022/23		FY2023/24		
	3Q	4Q	1Q	2Q	3Q
Stocks	2,383.5	2,669.6	2,788.5	3,484.8	**3,146.7**
Bonds[2]	632.2	656.5	651.5	746.8	**617.8**
Investment trusts	430.8	382.1	597.4	619.8	**605.0**
Discretionary investments	136.8	82.8	101.1	126.0	**118.9**
Insurance	133.6	87.2	120.9	120.5	**164.9**
Total sales	3,716.8	3,878.2	4,259.4	5,097.9	**4,653.4**

Total sales declined 9% QoQ

- Stocks: -10% QoQ
  - Japan secondary sales decreased due to impact from rising market
  - Primary stock subscriptions[1] rebounded QoQ (Y377.2bn; 4x QoQ)
- Bonds: -17% QoQ
  - Sales of foreign bonds slowed compared to last quarter which included primary transactions
- Investment trusts: -2% QoQ
  - Client risk appetite continued with inflows into wide range of funds including domestic and foreign equity funds; Investment trusts sales remained strong
- Discretionary investments: -6% QoQ
  - Decline in contracts due to rising market
- Insurance products: +37% QoQ
  - Providing consulting services across clients' total portfolio led to record quarterly sales of insurance products geared towards estate planning and retirement needs

Top selling investment trusts (Oct – Dec 2023)

1. Alliance Bernstein US Growth Equity Fund
2. Donald Smith US Deep Value Equity Strategy Fund
3. Japan Attractive Dividend Stock Fund

1. *Retail channels: Japan Wealth Management Group, Net & Call, Hotto Direct.*
2. *Following a revision to the scope of bond sales, figures prior to FY2023/24 1Q have been reclassified to meet the new definition.*

7

Retail: KPI summary

NOMURA

Net inflows of recurring revenue assets[1]

- Continued net inflows of recurring revenue assets driven by insurance and loans



(billions of yen)
Retail total
Excluding Corporate section
200.0
150.0
100.0
50.0
0.0
7.6
187.7
65.4
72.3
33.9
115.2
128.6
156.5
51.4
151.5
FY2022/23
FY2023/24
3Q
4Q
1Q
2Q
3Q

Recurring revenue assets and recurring revenue[2]



(trillions of yen)
Recurring revenue assets
Recurring revenue (rhs)
(billions of yen)
20.0
15.0
10.0
40.0
35.0
30.0
25.0
20.0
34.0
33.5
34.2
38.9
38.6
18.1
18.7
20.3
20.2
21.0
FY2022/23
FY2023/24
Dec/3Q
Mar/4Q
Jun/1Q
Sep/2Q
Dec/3Q

Flow business clients

- Flow business client numbers trending 15% above same period last year as reallocation of Sales Partners takes effect and primary transactions offer opportunity for dialog with clients



(thousands)
1,600
1,400
1,200
1,000
800
600
400
896
1,247
1,456
809
1,075
1,268
1,446
FY2022/23
FY2023/24
Jun
Sep
Dec
Mar

Services for salaried employees

- Growing ahead of target due mainly to ESOP



(thousands)
3,600
3,400
3,200
3,000
3,465
3,489
3,555
3,565
3,597
FY2022/23
FY2023/24
Dec
Mar
Jun
Sep
Dec

1. *Total excludes investment trust distributions, and investment trust net inflows in level fee accounts. Figures for FY2023/24 1Q have been revised following a change in definition of net inflows of recurring assets.*
2. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Revised figures from before FY2022/23 4Q.*

8

Investment Management

NOMURA

Net revenue and income before income taxes

(billions of yen)	FY2022/23		FY2023/24			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	57.0	37.8	26.5	45.1	**38.9**	-14%	-32%
Non-interest expenses	23.7	21.5	22.9	21.9	**23.3**	7%	-1%
Income before income taxes	33.3	16.4	3.6	23.2	**15.6**	-33%	-53%

Breakdown of net revenue

(billions of yen)



60.0
40.0
20.0
0.0
-20.0
Investment gain/loss
Business revenue

	FY2022/23		FY2023/24			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Business revenue[1]	31.4	28.7	32.5	33.4	**33.3**	-0.3%	6%
Investment gain/loss[2]	25.6	9.1	-6.0	11.7	**5.6**	-52%	-78%
Net revenue	57.0	37.8	26.5	45.1	**38.9**	-14%	-32%

1. *Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses.*
2. *Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, private equity/credit and other investment businesses gain/loss, and Mebuki Financial Group investment gain/loss.*

Key points

- Net revenue: Y38.9bn (-14% QoQ; -32% YoY)
- Income before income taxes: Y15.6bn (-33% QoQ; -53% YoY)
  - Stable business revenue remains at high level following last quarter
    - Net inflows and market factors combined to lift AuM to record high of Y78.5trn
    - Investment gain/loss declined from last quarter which included strong contribution from American Century Investments (ACI) valuation

Business revenue

- Net revenue: Y33.3bn (-0.3% QoQ; +6% YoY)
  - Asset management business remained robust
    - Investment advisory and international businesses booked ongoing net inflows and higher AuM led to increased management fees
  - Performance fees and contributions from Nomura Babcock & Brown declined slightly QoQ

Investment gain/loss

- Net revenue: Y5.6bn (-52% QoQ; -78% YoY)
  - While ACI-related valuation gain/loss contributed to revenues, it was down from last quarter
  - Booked slightly higher unrealized gain from Nomura Capital Partners portfolio companies

9

Investment Management: Continued inflows into institutional investor business

NOMURA

Assets under management (net)[1]



(trillions of yen)
Investment advisory and international businesses, etc.
Investment trust business
80.0
60.0
40.0
20.0
0.0
64.7
67.3
76.1
76.5
78.5
17.7
18.3
21.1
21.4
22.2
47.0
49.0
55.0
55.1
56.4
FY2022/23
FY2023/24
Dec
Mar
Jun
Sep
Dec

AuM at record high for third consecutive quarter

- **Investment trust business**
  - Inflows into MRFs, etc. (Y70bn), but Japan-related ETFs reported outflows (Y130bn)
  - Investment trust (excl. ETFs, MRFs, etc.) inflows and outflows roughly the same
    - Nomura Securities and bank channel saw investors sell to lock in gains on the back of global market rally, but continued to book inflows into Japan and foreign equity funds
- **Investment advisory and international businesses**
  - Japan booked ongoing inflows into yen bond funds
  - Internationally, funds flowed into US high yield bond and India equity funds

Net inflows[2]



(billions of yen)
Investment advisory and international businesses, etc.
Investment trust business
2,000
1,500
1,000
500
0
-500
-1,000
57
-100
-44
-358
-134
-492
1,713
1,064
649
593
118
475
385
-60
326
FY2022/23
FY2023/24
3Q
4Q
1Q
2Q
3Q

Net inflows continued despite slight dip in alternative AuM[3]



(billions of yen)
2,000
1,500
1,000
500
0
1,148
1,263
1,544
1,682
1,648
FY2022/23
FY2023/24
Dec
Mar
Jun
Sep
Dec

1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, Nomura Research & Advisory, and Nomura Real Asset Investment 2. Based on assets under management (net). 3. Total of Nomura Asset Management alternative AuM and third party investments related to assets under management of Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, Nomura Research & Advisory, and Nomura Real Asset Investment.

10

Wholesale

NOMURA

Net revenue and income (loss) before income taxes[1]

(billions of yen)

	FY2022/23		FY2023/24			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	189.1	178.8	190.9	204.1	**217.0**	6%	15%
Non-interest expenses	190.9	193.1	188.7	195.8	**194.0**	-1%	2%
Income (loss) before income taxes	-1.9	-14.2	2.1	8.3	**23.0**	178%	-
CIR	*101%*	*108%*	*99%*	*96%*	***89%***		
Revenue/modified RWA[2]	*5.9%*	*5.8%*	*6.2%*	*6.4%*	***6.7%***		

Key points

- Net revenue: Y217bn (+6% QoQ; +15% YoY)
- Income before income taxes: Y23bn (+178% QoQ)
- Performance has rebounded since bottoming out in fourth quarter last year
  - Global Markets net revenue up 1% QoQ with Fixed Income reporting revenue growth across all main products, while in Equities, Execution Services remained flat and Japan and AEJ Equity Products slowed
  - Investment Banking net revenue at highest level since FY2016/17 when comparisons possible driven by Japan-related ECM and Global Advisory transactions
- Continued focus on cost control: While bonus provisions were higher in line with performance, severance-related expenses declined, and cost reduction measures implemented in previous quarters also had positive impact

Net revenue by business line

(billions of yen)



Investment Banking
Global Markets
200.0
100.0
0.0

	FY2022/23		FY2023/24			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	154.3	149.3	160.4	170.7	171.6	1%	11%
Investment Banking	34.8	29.6	30.5	33.4	45.4	36%	30%
Net revenue	189.1	178.8	190.9	204.1	217.0	6%	15%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
61.5
44.2
34.5
48.9
57.7
27.9
32.4
60.9
64.2
30.3
27.2
69.2
69.3
34.1
34.5
66.2
82.1
34.4
37.9
62.6
Americas
EMEA
AEJ
Japan
FY2022/23
FY2023/24
3Q
4Q
1Q
2Q
3Q

1. *As the recoverable amount for part of the claim related to the loss arising from transactions with a US client can now be reasonably estimated, gains of Y11.1bn (Y9.1bn trading revenue, Y1.9bn loan-loss provision reversal) were booked in FY2022/23 3Q.*
2. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*

11

Wholesale: Global Markets

NOMURA

Net revenue

(billions of yen)



200.0
150.0
100.0
50.0
0.0
FI: Others¹
FI: Macro Products²
FI: Spread Products³
EQ: Others⁴
EQ: Equity Products⁵
EQ: Execution Services⁶

	FY2022/23		FY2023/24			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Fixed Income (FI)	86.7	87.5	97.4	96.9	**103.5**	7%	19%
Equities (EQ)	67.5	61.8	63.0	73.8	**68.2**	-8%	1%
Global Markets	154.3	149.3	160.4	170.7	**171.6**	1%	11%

Key points

- Net revenue: Y171.6bn (+1% QoQ; +11% YoY)
  - Fixed Income up 7% QoQ: Diligently executed client trades amid lingering risk aversion during first half of the quarter due to uncertainties around policy actions and geopolitics; Revenues rebounded as client activity increased in second half of quarter, resulting in stronger revenues across all main products
  - Equities net revenue dipped 8% QoQ with Execution Services nearly flat and Equity Products revenue solid in the Americas but slower in Japan and AEJ

Fixed Income

- Net revenue: Y103.5bn (+7% QoQ; +19% YoY)
  - Macro Products: FX/EM tapped into client activity to deliver strong rebound led by AEJ performance, while Rates reported stronger revenues driven by uptick in Americas with Japan remaining solid
  - Spread Products: Securitized Products revenues in the Americas grew for fourth straight quarter, while Credit remained robust in all regions on the back of a market recovery and investor demand for yield

Equities

- Net revenue: Y68.2bn (-8% QoQ; +1% YoY)
  - Equity Products: Revenues increased in the Americas on strong performance in Derivatives and Financing, while Japan and AEJ slowed due to muted client activity as volatility declined
  - Execution Services: Japan reported continued strong performance with contributions from primary transactions and strong interest in Japanese equities from domestic and foreign institutional investors

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, includes gain and losses related to transactions with a US client (trading revenue of Y9.1bn was booked in FY2022/23 3Q), Other gains and losses not attributable to individual desk.
5. Cash and derivatives trading and Prime Services. 6. Equities execution business.

12

Wholesale: Investment Banking

Net revenue

(billions of yen)


40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

FY2022/23		FY2023/24			QoQ	YoY
3Q	4Q	1Q	2Q	3Q		
34.8	29.6	30.5	33.4	**45.4**	36%	30%

Key points

- Net revenue: Y45.4bn (+36% QoQ; +30% YoY)
  - Net revenue at highest level since FY2016/17 when comparisons possible driven by strong performance in Japan and EMEA
  - Advisory and Financing, Solutions, etc. revenues both increased QoQ; M&A revenues were higher in all regions, Japan-related ECM revenues increased significantly, and DCM revenues continued to trend up

Advisory
  - Retained #1 spot in Japan-related M&A league table[1] on take-private transactions including MBOs and multiple cross-border transactions
  - Internationally, M&A completed transactions contributed to revenue gains and we supported multiple high-profile cross-border deals

Financing, Solutions, etc.[2]
  - ECM: Executed multiple large public offerings and IPOs, maintaining top position in Japan ECM league table[1]
  - Provided solutions to meet diverse needs, including bond-type class shares and digitally tracked green bonds

Strong business momentum, diverse range of transactions

- Announced multiple mandates including cross-border M&A and MBO in Japan

Bain Capital (US) sale of Nichii Holdings to Nippon Life Insurance (Y309.8bn)	**EQT (Sweden)** MBO of Benesse Holdings (Y192.6bn)	Bain Capital (US) MBO of **Outsourcing** (Y320.4bn)
Fujitsu's tender offer for SHINKO ELECTRIC INDUSTRIES and acquisition of own shares (Total: Y615.2bn)	Seven & i HD's **7 Eleven International (US)** acquisition of Convenience Group (AUS) (AUD1.7bn)	**Grifols (Spain)** sale of Shanghai RAAS Blood Products (China) to Haier Group (CNY12.5bn)
Cooper Consumer Health (France) acquisition of Viatris' (US) OTC business (Italy) and associated financing (M&A: €2.0bn/ALF: €1.1bn)	**Danone (France)** sale of Michel et Augustin (France) to Ferrero International (Belgium) (Undisclosed)	**The Duckhorn Portfolio (US)** acquisition of Sonama-Cutrer Vineyards (US) from Brown-Foreman (US) ($391mn)

- Executed wide range of financing transactions including large and new product deals

Denso PO (Y610.1bn)	**Asahi Group Holdings** Global PO (Y177bn)	**KOKUSAI ELECTRIC** Global IPO (Y124.5bn)
Softbank Corp Series 1 Bond-Type Class Shares (Y120bn)	**Hitachi** Digitally Tracked Green Bond / SB (Y10bn / Y80bn)	**Seven & i Holdings** SB (Y220bn)
Banco Santander (Spain) Non-Preferred Senior Bond (€3.3bn)	**BPCE (France), IFC (US), KfW (Germany), SEK (Sweden), etc.** Kangaroo Bonds (Q3 total: AUD1.6bn)	**Ceva Sante Animale (France)** Refinance (€2.4bn)

1. *Source: Refinitiv, Jan – Dec 2023*
2. *ECM, DCM, ALF, businesses run together with Global Markets, other revenue not attributed to a particular product.*

13

Non-interest expenses Full year Quarter (billions of yen) (billions of yen) 1,500 400 Other 1,186.1 321.5 1,137.3 310.1 302.2 302.6 311.0 Business development 1,000 expenses Occupancy and related depreciation 200 Information processing 500 and communications Commissions and floor brokerage Compensation and benefits 0 0 FY2021/ FY2022/ FY2022/23 FY2023/24 QoQ 22 23 3Q 4Q 1Q 2Q 3Q Compensation and 529.5 605.8 156.3 155.6 158.7 167.1 170.6 2.1% benefits Commissions and floor 105.2 119.2 32.3 30.3 31.4 34.3 34.3 -0.1% Information brokerage processing 184.3 209.5 54.0 53.7 52.8 53.6 54.3 1.4% and communications Occupancy and related 69.7 66.9 17.2 16.7 16.6 17.5 16.8 -3.8% Business depreciation development 15.6 22.6 6.3 6.3 6.1 5.4 6.2 14.1% expenses Other 232.9 162.0 44.0 39.8 37.0 33.1 39.3 18.8% Total 1,137.3 1,186.1 310.1 302.2 302.6 311.0 321.5 3.4% Key points Non-interest expenses: Y321.5bn (+3% QoQ) Compensation and benefits (+2% QoQ) While severance-related expenses declined, compensation and benefits increased due to yen depreciation and bonus provisions in line with performance Other expenses (+19% QoQ) Higher legal expenses 14

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2023	Sep 2023	Dec 2023
■ Total assets	Y47.8trn	Y54.8trn	Y54.8trn
■ Shareholders' equity	Y3.1trn	Y3.3trn	Y3.3trn
■ Gross leverage	15.2x	16.6x	16.7x
Net leverage[1]	9.4x	10.0x	10.5x
■ Level 3 assets[2] (net)	Y0.9trn	Y1.0trn	Y1.0trn
■ Liquidity portfolio	Y7.6trn	Y7.8trn	Y8.5trn

(billions of yen)

Basel 3 basis	Mar 2023	Sep 2023[3]	Dec 2023[2]
Tier 1 capital	3,204	3,383	3,371
Tier 2 capital	0.4	0.4	0.4
Total capital	3,204	3,384	3,371
RWA	17,324	18,160	18,378
Tier 1 capital ratio	18.4%	18.6%	18.3%
CET 1 capital ratio[4]	16.3%	16.5%	16.2%
Consolidated capital adequacy ratio	18.4%	18.6%	18.3%
Consolidated leverage ratio[5]	5.63%	5.18%	5.26%
HQLA[6]	Y6.5trn	Y6.0trn	Y6.4trn
LCR[6]	203.8%	193.7%	191.5%
TLAC ratio (RWA basis)	31.7%	33.9%	32.7%
TLAC ratio (Total exposure basis)	10.6%	10.3%	10.3%

RWA and CET 1 capital ratio[4]



(trillions of yen)
RWA (Basel 3) (lhs)
CET 1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
16.0%
16.3%
16.6%
16.5%
16.2%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2022/23
FY2023/24
Dec
Mar
Jun
Sep
Dec

Changes in RWA[2]



(trillions of yen)
20.00
15.00
10.00
5.00
0.00
18.16
2.62
6.58
8.97
0.16
Credit risk
0.05
Market risk
0.00
Operational risk
18.38
2.62 Operational risk
6.63 Market risk
9.13 Credit risk
Sep 2023 3
Dec 2023

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
2. December 2023 is preliminary.
3. Risk assets are currently under review and may be adjusted in future.
4. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
5. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
6. Daily average for each quarter.

15

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Dec 31, Increase Mar 31, Dec 31, Increase 2023 2023 (Decrease) 2023 2023 (Decrease) Assets Liabilities Total cash and cash deposits 4,521 5,112 591 Short-term borrowings 1,009 875 -134 Total payables and deposits 5,297 6,102 804 Total loans and receivables 5,207 6,464 1,257 Total collateralized financing 16,109 20,739 4,630 Trading liabilities 10,558 10,540 -18 Total collateralized agreements 18,117 20,465 2,348 Other liabilities 1,176 1,332 156 Long-term borrowings 10,399 11,805 1,406 Total trading assets and private equity and debt investments 1 17,609 20,262 2,653 Total liabilities 44,548 51,392 6,844 Total other assets1 2,317 2,449 132 Equity Total NHI shareholders’ equity 3,149 3,280 131 Noncontrolling interest 76 81 6 Total assets 47,772 54,753 6,981 Total liabilities and equity 47,772 54,753 6,981 1. Including securities pledged as collateral. 17

Value at risk Definition From April 1, 2023, to December 31, 2023 (billions of yen) 95% confidence level Maximum: 6.8 1-day time horizon for outstanding portfolio Minimum: 4.3 Inter-product price fluctuations considered Average: 5.5 (billions of yen) FY2021/22 FY2022/23 FY2022/23 FY2023/24 Mar Mar Dec Mar Jun Sep Dec Equity 1.4 3.3 3.5 3.3 3.2 3.0 3.6 Interest rate 2.3 4.7 4.0 4.7 4.6 3.5 2.8 Foreign exchange 0.9 1.4 1.8 1.4 2.3 1.7 2.3 Sub-total 4.6 9.4 9.3 9.4 10.1 8.2 8.7 Diversification benefit -1.9 -3.2 -3.7 -3.2 -3.9 -2.7 -2.9 VaR 2.7 6.2 5.6 6.2 6.2 5.5 5.8 18

Consolidated financial highlights Full year (billions of yen) 200 8% Net income (loss) 150 143.0 6% attributable to 5.1% Nomura Holdings, Inc. (“NHI”) shareholders 92.8 100 4% 3.1% ROE (%) 50 2% 0 0% FY2021/22 FY2022/23 Net revenue 1,363.9 1,335.6 Income (loss) before income taxes 226.6 149.5 Net income (loss) attributable to Nomura 143.0 92.8 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,914.6 3,148.6 ROE (%)1 5.1% 3.1% Basic-Net income (loss) attributable to NHI 46.68 30.86 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 45.23 29.74 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 965.80 1,048.24 Quarter (billions of yen) 200 8% 150 6% 4.5% 3.8% 100 3.6% 4% 3.1% 2.9% 66.9 50.5 50 2% 35.2 23.3 7.4 0 0% FY2022/23 FY2023/24 3Q 4Q 1Q 2Q 3Q 393.7 324.9 348.9 367.8 400.2 83.6 22.7 46.3 56.7 78.7 66.9 7.4 23.3 35.2 50.5 3,138.8 3,148.6 3,265.4 3,291.4 3,279.5 3.8% 3.1% 2.9% 3.6% 4.5% 22.30 2.46 7.71 11.61 16.77 21.51 2.34 7.40 11.21 16.10 1,045.65 1,048.24 1,071.38 1,092.03 1,087.95 1. Quarterly ROE is calculated using annualized year-to-date net income. [Graphic Appears Here] 19

Consolidated income Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2022/23 FY2023/24 3Q 4Q 1Q 2Q 3Q Revenue Commissions 332.3 279.9 77.5 63.8 82.8 88.9 85.7 Fees from investment banking 149.6 113.2 33.8 28.0 31.1 38.6 55.2 Asset management and portfolio service fees 270.0 271.7 67.0 67.4 71.8 76.7 77.5 Net gain on trading 368.8 563.3 142.1 118.3 115.6 116.6 125.1 Gain (loss) on private equity and debt investments 30.8 14.5 8.1 5.3 6.9 1.1 1.9 Interest and dividends 284.2 1,114.7 373.3 435.5 549.7 658.5 686.3 Gain (loss) on investments in equity securities 5.4 -1.4 0.6 1.2 4.8 2.8 -3.4 Other 152.8 130.9 69.8 51.4 30.8 29.5 52.1 Total revenue 1,594.0 2,486.7 772.2 770.7 893.4 1,012.7 1,080.5 Interest expense 230.1 1,151.1 378.6 445.7 544.4 644.9 680.3 Net revenue 1,363.9 1,335.6 393.7 324.9 348.9 367.8 400.2 Non-interest expenses 1,137.3 1,186.1 310.1 302.2 302.6 311.0 321.5 Income (loss) before income taxes 226.6 149.5 83.6 22.7 46.3 56.7 78.7 Net income (loss) attributable to NHI shareholders 143.0 92.8 66.9 7.4 23.3 35.2 50.5 20

Main revenue items Full year Quarter (billions of yen) FY2021/22 FY2022/23 FY2022/23 FY2023/24 3Q 4Q 1Q 2Q 3Q Stock brokerage commissions 236.4 190.8 52.6 41.3 55.2 58.3 56.4 Other brokerage commissions 18.0 17.9 4.3 4.0 4.0 4.0 3.9 Commissions Commissions for distribution of investment trusts 43.7 30.3 8.3 8.0 13.4 14.0 13.1 Other 34.3 41.0 12.2 10.4 10.1 12.6 12.3 Total 332.3 279.9 77.5 63.8 82.8 88.9 85.7 Equity underwriting and distribution 33.1 18.9 8.1 5.4 4.5 13.1 17.9 Fees from Bond underwriting and distribution 29.8 21.1 4.5 5.4 5.3 5.2 7.9 investment banking M&A / Financial advisory fees 64.2 53.9 14.3 11.3 13.6 10.0 21.0 Other 22.4 19.3 6.9 5.7 7.6 10.3 8.4 Total 149.6 113.2 33.8 28.0 31.1 38.6 55.2 Asset management Asset management fees 171.1 171.3 41.8 42.6 45.2 47.6 48.1 and portfolio service Administration fees 79.6 76.2 19.0 18.6 20.0 22.0 22.2 fees Custodial fees 19.4 24.2 6.2 6.2 6.6 7.0 7.2 Total 270.0 271.7 67.0 67.4 71.8 76.7 77.5 21

Consolidated results: Income (loss) before income taxes by segment and region [Graphic Appears Here] Adjustment of consolidated results and segment results: Income (loss) before income taxes Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2021/22 FY2022/23 3Q 4Q 1Q 2Q 3Q Retail 59.2 33.5 13.3 9.8 22.9 29.0 31.9 Investment Management 71.5 43.5 33.3 16.4 3.6 23.2 15.6 Wholesale 74.5 29.4 -1.9 -14.2 2.1 8.3 23.0 Three business segments total 205.2 106.4 44.7 11.9 28.7 60.5 70.5 Other 15.8 73.4 59.5 15.7 21.9 -6.5 21.2 Segments total 221.0 179.7 104.3 27.6 50.6 54.1 91.7 Unrealized gain (loss) on investments in equity securities held for operating purposes 5.6 -30.3 -20.7 -4.9 -4.3 2.7 -13.0 Income (loss) before income taxes 226.6 149.5 83.6 22.7 46.3 56.7 78.7 Geographic information: Income (loss) before income taxes1 Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2021/22 FY2022/23 3Q 4Q 1Q 2Q 3Q Americas -41.0 -51.7 7.9 -16.6 -19.9 13.1 7.1 Europe -21.8 9.2 8.3 -3.6 -5.9 -9.2 0.8 Asia and Oceania 28.6 31.0 -1.7 8.7 1.9 2.5 10.1 Subtotal -34.1 -11.5 14.6 -11.5 -23.9 6.5 18.0 Japan 260.8 161.0 69.0 34.2 70.3 50.2 60.7 Income (loss) before income taxes 226.6 149.5 83.6 22.7 46.3 56.7 78.7 Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2023). Nomura s revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes. 22

Segment Other Income (loss) before income taxes Full year Quarter (billions of yen) 90 73.4 60 59.5 30 21.9 21.2 15.8 15.7 0 1 2 3 -6.45 5 -30 FY2021/22 FY2022/23 FY2022/23 FY2023/24 3Q 4Q 1Q 2Q 3Q Net gain (loss) related to economic -9.9 -4.8 -1.5 6.3 3.4 -8.9 7.6 hedging transactions Realized gain (loss) on investments in equity securities held for operating purposes 1.4 28.4 21.9 6.2 8.2 0.0 11.8 Equity in earnings of affiliates 36.8 47.7 8.9 12.7 13.7 9.0 8.8 Corporate items -91.1 -12.6 -3.3 -7.8 1.9 1.4 -6.5 Others 78.6 14.7 33.5 -1.8 -5.3 -8.0 -0.5 Income (loss) before income taxes 15.8 73.4 59.5 15.7 21.9 -6.5 21.2 23

NOMURA

Retail related data (1)

(billions of yen)

	Full year		Quarter						
	FY2021/22	FY2022/23	FY2022/23		FY2023/24			QoQ	YoY
			3Q	4Q	1Q	2Q	3Q		
Commissions	138.5	112.5	31.2	29.1	41.3	41.9	**41.1**	**-2.0%**	**31.8%**
Of which, stock brokerage commission	67.4	50.9	13.4	13.4	19.1	18.8	**17.2**	**-8.7%**	**28.0%**
Of which, commissions for distribution of investment trusts	43.5	30.2	8.3	8.0	13.4	13.5	**13.1**	**-3.1%**	**57.5%**
Sales credit	44.0	44.2	12.2	10.6	12.8	14.9	**14.3**	**-4.2%**	**16.8%**
Fees from investment banking and other	19.0	16.2	5.2	4.2	3.8	5.1	**9.1**	**80.4%**	**73.9%**
Investment trust administration fees and other	109.3	108.1	27.1	26.6	28.4	31.0	**31.2**	**0.8%**	**15.4%**
Net interest revenue	17.2	19.3	5.3	4.8	5.8	6.1	**6.9**	**13.5%**	**30.2%**
Net revenue	328.0	300.2	81.0	75.3	92.1	98.9	**102.6**	**3.7%**	**26.7%**
Non-interest expenses	268.7	266.7	67.8	65.5	69.1	69.9	**70.7**	**1.2%**	**4.3%**
Income before income taxes	59.2	33.5	13.3	9.8	22.9	29.0	**31.9**	**9.9%**	**140.7%**
Domestic distribution volume of investment trusts[1]	2,197.0	2,111.0	647.1	478.0	726.7	820.5	**757.6**	**-7.7%**	**17.1%**
Stock investment trusts	1,931.5	1,560.3	438.3	396.2	607.9	626.6	**627.3**	**0.1%**	**43.1%**
Foreign investment trusts	265.5	550.7	208.8	81.8	118.8	193.9	**130.3**	**-32.8%**	**-37.6%**
Other									
Sales of JGBs for individual investors (transaction base)	618.6	526.2	111.4	153.4	103.1	99.6	**127.7**	**28.2%**	**14.6%**
Retail foreign currency bond sales	643.0	949.6	239.5	269.7	234.1	381.9	**271.1**	**-29.0%**	**13.2%**

1. *Including former Net & Call.*

24

Retail related data (2) Retail client assets (trillions of yen) 133.3 134.4 135.9 140 Other 122.2 122.1 122.2 117.5 120 Foreign investment trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency bonds 20 Equities 0 FY2021/22 FY2022/23 FY2022/23 FY2023/24 Mar Mar Dec Mar Jun Sep Dec Equities 77.5 78.0 74.4 78.0 86.6 87.7 87.9 Foreign currency bonds 5.1 5.3 5.2 5.3 5.7 5.8 6.0 Domestic bonds1 12.6 13.2 12.9 13.2 13.3 13.3 13.5 Stock investment trusts 10.8 10.2 9.7 10.2 11.3 11.2 11.9 Bond investment trusts 7.5 6.8 7.1 6.8 7.2 7.1 7.1 Foreign investment trusts 1.3 1.2 1.2 1.2 1.4 1.5 1.5 Other2 7.3 7.5 7.0 7.5 7.8 7.8 8.0 Total 122.1 122.2 117.5 122.2 133.3 134.4 135.9 1. Including CBs and warrants. 2. Including annuity insurance. 25

Retail related data (3) Net inflows of cash and securities1 (billions of yen) Full year Quarter Corporates Individuals Corporates Individuals 1,400 1,400 1,200 1,200 1,000 1,000 800 800 600 600 400 400 200 200 0 0 -200 -200 FY2022/23 FY2023/24 FY2021/22 FY2022/23 3Q 4Q 1Q 2Q 3Q Corporates2 -136 282 -137 27 108 331 756 Individuals3 600 438 259 173 244 26 464 Total 463 720 122 200 352 357 1,220 Inflows of cash and securities4 4,180 4,057 1,010 1,064 1,033 1,169 1,303 Cash and securities inflows minus outflows, excluding regional financial institutions. Incudes Corporate section (excluding regional financial institutions) and Japan Wealth Management Group. Includes Retail channels, Net & Call, intermediary, salaried employee business, and Hotto Direct. Figures for FY2021/22 and FY2023/24 1Q have been revised following a change in definition in FY2023/24 3Q. Retail channels only. 26

Retail related data (4) Number of accounts (thousands) FY2021/22 FY2022/23 FY2022/23 FY2023/24 Mar Mar Dec Mar Jun Sep Dec Accounts with balance 5,348 5,353 5,352 5,353 5,395 5,396 5,448 Equity holding accounts 2,955 2,993 2,967 2,993 2,976 2,962 2,964 NISA accounts opened (accumulated)1 1,589 1,632 1,625 1,632 1,681 1,699 1,758 Online service accounts 5,067 5,208 5,173 5,208 5,297 5,377 5,476 New Individual accounts / IT share2 Full year Quarter (thousands) FY2022/23 FY2023/24 FY2021/22 FY2022/23 3Q 4Q 1Q 2Q 3Q New individual accounts 201 199 48 55 60 88 87 IT share2 No. of orders 83% 85% 84% 85% 84% 84% 83% Transaction value 59% 59% 58% 59% 58% 58% 59% Including Junior NISA. Ratio of cash stocks traded via online service. 27

Investment Management related data (1)

NOMURA

(billions of yen)	Full year FY2021/22	FY2022/23	Quarter FY2022/23 3Q	FY2022/23 4Q	FY2023/24 1Q	FY2023/24 2Q	FY2023/24 3Q	QoQ	YoY
Business revenue	119.9	120.7	31.4	28.7	32.5	33.4	**33.3**	**-0.3%**	**6.2%**
Investment gain/loss	28.1	7.9	25.6	9.1	-6.0	11.7	**5.6**	**-52.0%**	**-78.0%**
Net revenue	148.0	128.6	57.0	37.8	26.5	45.1	**38.9**	**-13.7%**	**-31.6%**
Non-interest expenses	76.5	85.1	23.7	21.5	22.9	21.9	**23.3**	**6.6%**	**-1.3%**
Income (loss) before income taxes	71.5	43.5	33.3	16.4	3.6	23.2	**15.6**	**-32.8%**	**-53.2%**

Assets under management by company

(trillions of yen)	FY2021/22 Mar	FY2022/23 Mar	FY2022/23 Dec	FY2022/23 Mar	FY2023/24 Jun	FY2023/24 Sep	FY2023/24 Dec
Nomura Asset Management	69.6	69.1	66.5	69.1	78.0	78.3	**80.4**
Nomura Corporate Research and Asset Management, etc.	3.9	3.9	3.8	3.9	4.7	4.9	**5.0**
Assets under management (gross)[1]	73.5	73.0	70.2	73.0	82.7	83.2	**85.5**
Group company overlap	5.5	5.7	5.6	5.7	6.6	6.7	**7.0**
Assets under management (net)[2]	67.9	67.3	64.7	67.3	76.1	76.5	**78.5**

1. *Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, Nomura Research & Advisory, and Nomura Real Asset Investment.*
2. *Net after deducting duplications from assets under management (gross).*

28

Investment Management related data (2)

NOMURA

Asset inflows/outflows by business[1, 2]

(billions of yen)	Full year		Quarter				
	FY2021/22	FY2022/23	FY2022/23		FY2023/24		
			3Q	4Q	1Q	2Q	3Q
Investment trusts business	1,236	156	-100	-358	649	475	**-60**
of which ETFs	683	-250	-347	-221	42	266	**-131**
Investment advisory and international businesses	830	-916	57	-134	1,064	118	**385**
Total net asset inflow	2,066	-760	-44	-492	1,713	593	**326**

Domestic public investment trust market and Nomura Asset Management market share[3]

(trillions of yen)	FY2021/22	FY2022/23	FY2022/23		FY2023/24		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Domestic public investment trusts							
Market	163.1	166.2	157.2	166.2	187.5	189.1	**196.9**
Nomura Asset Management share (%)	27%	27%	27%	27%	27%	27%	**26%**
Domestic public stock investment trusts							
Market	148.9	152.2	142.7	152.2	171.7	173.4	**181.3**
Nomura Asset Management share (%)	25%	25%	25%	25%	25%	25%	**25%**
Domestic public bond investment trusts							
Market	14.2	13.9	14.5	13.9	15.8	15.7	**15.6**
Nomura Asset Management share (%)	44%	44%	44%	44%	43%	43%	**44%**
ETF							
Market	61.8	63.3	59.2	63.3	72.8	73.1	**74.9**
Nomura Asset Management share (%)	44%	44%	44%	44%	44%	43%	**43%**

1. Based on assets under management (net). 2. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds.
3. Source :Investment Trusts Association, Japan.

29

Wholesale related data Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2021/22 FY2022/23 QoQ YoY 3Q 4Q 1Q 2Q 3Q Net revenue 703.1 772.4 189.1 178.8 190.9 204.1 217.0 6.3% 14.8% Non-interest expenses 628.6 743.0 190.9 193.1 188.7 195.8 194.0 -0.9% 1.6% Income (loss) before income taxes 74.5 29.4 -1.9 -14.2 2.1 8.3 23.0 178.0%—Breakdown of Wholesale revenues Full year Quarter (billions of yen) FY2022/23 FY2023/24 FY2021/22 FY2022/23 QoQ YoY 3Q 4Q 1Q 2Q 3Q Fixed Income 326.9 402.4 86.7 87.5 97.4 96.9 103.5 6.8% 19.3% Equities 229.5 253.9 67.5 61.8 63.0 73.8 68.2 -7.7% 0.9% Global Markets 556.4 656.3 154.3 149.3 160.4 170.7 171.6 0.5% 11.3% Investment Banking 146.6 116.1 34.8 29.6 30.5 33.4 45.4 35.9% 30.4% Net revenue 703.1 772.4 189.1 178.8 190.9 204.1 217.0 6.3% 14.8% 30

Number of employees FY2021/22 FY2022/23 FY2022/23 FY2023/24 Mar Mar Dec Mar Jun Sep Dec Japan 15,213 15,131 15,282 15,131 15,382 15,158 14,996 Europe 2,820 2,937 2,908 2,937 2,971 2,993 3,015 Americas 2,257 2,387 2,392 2,387 2,426 2,486 2,458 Asia and Oceania1 6,295 6,320 6,634 6,320 6,465 6,492 6,449 Total 26,585 26,775 27,216 26,775 27,244 27,129 26,918 1. Includes Powai office in India. 31

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